Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES CLOSES
ON ACQUISITION OF TWO
METRO WASHINGTON, D.C. ASSETS
NEW YORK, May 16, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) today completed the purchase of 601 & 701 South 12th Street, Arlington, Virginia. The assets were acquired for $230 million from National Retail Properties, a publicly-traded REIT. Brookfield Properties has assumed a $95 million interest-only mortgage at 5.4% which expires in 2013.
“We are pleased to be expanding our platform in the U.S. capitol, one of our core markets,” said Ric Clark, President & CEO of Brookfield Properties Corporation. “This transaction exemplifies our investment strategy of redeploying capital from our secondary markets into our more stable core markets.” Proceeds from the recent sale of two of Brookfield’s Denver assets were used to fund the acquisition of these properties in a 1031 exchange.
The two 12-story office buildings are located in the Pentagon City submarket of Arlington County and total 554,000 rentable square feet. Additionally, the buildings’ two-level parking garage contains 1,079 spaces. The properties are 100% leased to the U.S. government through 2014 and are the headquarters of the Transportation Security Administration. The buildings are across the street from the Fashion Centre Mall and within close proximity of Reagan National Airport and the Pentagon; an entrance to the Pentagon City metro stop is located on site.
Since Brookfield Properties entered the Washington D.C. office market 30 months ago, its portfolio of Class A office properties has grown to six buildings comprising 2.3 million square feet.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 67 commercial properties totaling 48 million square feet and ten development properties totaling eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com.
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This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.